[NovaMed Letterhead]	NovaMed, Inc.
980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611

Telephone 312-664-4100
Facsimile 312-664-4250

May 16, 2008

Correspondence Filed Via Edgar

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:	NovaMed, Inc.
SEC Staff Comment Letter dated May 12, 2008

Dear Ms. Jenkins:

The comment letter referenced above requests a response from NovaMed, Inc. within 10 business days or to otherwise convey to you when a response will be provided.  I have spoken with Steve Lo from your office and indicated to him that we would be able to provide a response no later than June 17, 2008.  This 15 business day extension will provide us with adequate time for the preparation of our response.  He said that this time frame would be acceptable to him.

The purpose of this letter is to formally request an extension of the deadline for filing our response to June 17, 2008.  We appreciate your consideration of our request.  Please contact me at your earliest convenience by phone (312-664-4100) or by email (smacomber@novamed.com) to let me know if our request is acceptable to you.

Sincerely,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer